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                                                                       EXHIBIT 3

FOR IMMEDIATE RELEASE
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Contacts:
Donald Holmes               Terry Murphy             Paul Verbinnen/Judy Brennan
Scotsman Industries         Kysor Industrial         Sard Verbinnen & Co.
847-215-4600                616-779-2200             212-687-8080

                     SCOTSMAN INDUSTRIES AGREES TO ACQUIRE
                         KYSOR INDUSTRIAL CORPORATION
                           FOR $43.00 CASH PER SHARE

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 Strategic Transaction Will Increase Scotsman Revenues To Nearly $600 Million;
              Reinforces Leadership As "Cold" Equipment Supplier
       To Restaurants, Institutions, Supermarkets and Convenience Stores

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             Kysor Has Definitive Agreement For Simultaneous Sale
        Of Kysor's Transportation Products Group To Kuhlman Corporation

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     VERNON HILLS, IL, and CADILLAC, MI, February 3, 1997 -- Scotsman
Industries, Inc. (NYSE: SCT), a leading international manufacturer of commercial refrigeration products and food preparation workstations, and Kysor Industrial Corporation (NYSE: KZ), a quality producer of commercial refrigeration systems, today jointly announced they have signed a definitive agreement under which Scotsman will acquire Kysor in a cash tender offer of $43.00 per Kysor common and preferred share. The agreement has been unanimously approved by the boards of directors of both companies.

     The transaction, which is expected to close in the first quarter and will also include the assumption of approximately $30 million in Kysor debt, is expected to be non-dilutive to modestly accretive in 1997 and meaningfully accretive in 1998 to Scotsman's earnings.

     In a related transaction, Kysor announced it has entered into a definitive agreement for the simultaneous sale of the assets of its Transportation Products Group to Kuhlman Corporation for $86 million in cash with the assumption of the liabilities associated with the unit.

                                   - more -
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     The acquisition of Kysor is subject to a majority of Kysor's shares being tendered and not withdrawn, the closing of the sale of the Transportation Products Group to Kuhlman, expiration of the Hart-Scott-Rodino Antitrust review period, and other customary conditions.

     Scotsman, which had 1995 net sales of $324 million, manufactures ice machines, beverage dispensing systems, food preparation and storage equipment and related foodservice products. The company markets primarily to commercial customers in the foodservice, hospitality, beverage and health care industries. Customers include leading restaurant chains such as McDonald's, Taco Bell, KFC, Hardee's and Boston Market, supermarket chains such as Wal*Mart, Kroger and Publix, convenience and specialty store chains such as 7-Eleven, and institutional food service operators and soft drink bottlers including Coca-Cola and Pepsi.

     Kysor had 1995 sales of approximately $364 million. The Company's Commercial Products Group had 1995 sales of $207 million and is a quality producer of refrigerated display cases, commercial refrigeration systems and insulated panels for supermarkets, convenience stores and the foodservice industry. Major customers include Wal*Mart, Food Lion and Winn Dixie. The Company's Transportation Products Group, which manufactures components for the medium- and heavy-duty commercial vehicle market, accounted for $157 million of Kysor's 1995 sales.

     Said Richard C. Osborne, Chairman, President and Chief Executive Officer of
Scotsman: "This is an important strategic step which we believe puts Scotsman in a new league. The Kysor acquisition underscores our commitment to stay focused and grow strategically by acquiring companies that build on our strong position in foodservice equipment and strengthens our position in the supermarket industry. By acquiring the second largest commercial refrigeration equipment provider to supermarkets and a significant supplier to the convenience store market, we will expand the depth and breadth of both our product lines and customer base."

     Osborne continued: "This transaction makes strategic sense not only because of excellent cross selling opportunities, but also because of the annual cost savings we will achieve from reducing corporate overhead, leveraging material purchases, and instilling best practices at all operations."

     Said George R. Kempton, Chairman and Chief Executive Officer of Kysor: "In an era of consolidation in our industry, this transaction makes great strategic sense and results from our long-standing efforts to obtain maximum value for our stakeholders."

                                   - more -

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                                      -3-

     Scotsman's and Kysor's commercial products groups together had combined pro forma 1996 annual revenue of approximately $600 million.

     Morgan Stanley & Co. Incorporated is acting as financial advisor to Scotsman and is acting as dealer manager for the tender offer. William Blair & Co., LLC represents Kysor in this transaction.

     Kysor Industrial Corporation is a quality producer of refrigerated display cases, commercial refrigeration systems and insulated panels for the supermarket and foodservice industry and a manufacturer of components for the medium- and heavy-duty commercial vehicle market. The Company has 14 manufacturing operations in 10 states as well as Great Britain and South Korea.

     Scotsman Industries, Inc. is a leading international manufacturer of refrigeration products -- ice machines, beverage dispensing systems, food preparation and storage equipment and related products. The Company markets primarily to commercial customers in the foodservice, hospitality, beverage and health care industries. Scotsman's products are sold in more than 100 countries through multiple distribution channels.

                                      ***

     The press release contains forward looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected. Forward looking statements are necessarily projections which are subject to change upon the occurrence of events that may affect business. The Company also points out that the acquisition involves a number of risks that can cause actual results to be materially different from expected results.

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